

April 18, 2013

Via E-mail
William B. Wylie
President
Kleangas Energy Technologies, Inc.
8110 Ulmerton Rd.
Largo, FL 33771

> **Re:** **Kleangas Energy Technologies, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed April 4, 2013**
> **File No. 333-185280**

Dear Mr. Wylie:

     We have reviewed your response to our prior comment letter to you dated March 13, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 1. In your response, you included a number of facts about the current operations of your business in bullet point format. A number of these facts are not disclosed in your business or plan of operation sections. Please revise to ensure that all such facts are disclosed in the appropriate section of the prospectus.

2. We note your response to our prior comment 2. Based on the disclosure that your common stock is quoted on OTC Pink, the common stock must be offered at a fixed price for the duration of the offering. Please revise the offering price disclosure on pages 1 and 5 and the plan of distribution on page 25 to remove any language indicating that shares will be sold at the fixed price until a market develops and then at the prevailing market price.

Registration Statement Cover Page

3. The proposed maximum offering price should equal the amount of securities to be registered multiplied by the proposed maximum offering price per share. Please revise.

Prospectus Summary, page 3

4. We note your response to our prior comment 5. Please indicate as of what date the cash balance is $850.

5. We note that you are seeking financing of at least $1.5 million that will enable you to continue to meet your capital needs for 2013. Please also disclose the minimum amount of financing that you need in order to advance your business plan beyond its current state. We note, for example, that many of the milestones you discuss in your plan of operation require at least $200,000 in financing.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources, page 35

6. We note your response to our prior comment 12, and we reissue as it does not appear that the language was removed as stated in your response letter.

Related Party Transactions, page 40

7. We note your response to our prior comment 13, and we reissue. Instruction 4 to Item 404(a) of Regulation S-K excludes certain amounts due from related persons from the calculation of indebtedness and states that they need not be disclosed. It appears that you owe your officers as a result of advances they made to you, and thus the amounts due to your officers for the advances do not fall under this exception. Please disclose the information required by Item 404(d) of Regulation S-K regarding the advances you have received from your officers in this section.

Signatures, page II-7

8. We note your response to our prior comment 15, and we reissue. Your principal executive officer, principal financial officer, and principal accounting officer or controller must sign Form S-1 in their individual capacities in the second half of the signature page. Mr. Wylie does not need to sign separately for each of the positions he holds. However, you do need to indicate all of the positions listed above that he holds. Currently, there is no one listed as the principal financial officer on the signature page. Please revise the signature page to include the signature of your principal financial officer. To the extent Mr. Wylie is also your principal financial officer, please revise to clarify.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Barry J. Miller, Esq.